

September 30, 2009

<u>Via U.S. Mail and Facsimile (44 (0) 20 7869 8119)</u>

Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Portland House
Stag Place
London SW1E 5RS
United Kingdom

> **Re:** **Global Ship Lease, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 25, 2009**
> **Response Letter Filed September 16, 2009**
> **File No. 1-34153**

Dear Mr. Webber:

      We refer you to our comment letters dated September 9, 2009 and August 17, 2009 regarding business contacts with Iran and Syria. We have completed our review of this subject matter and have no further comments at this time.

      Sincerely,

      Cecilia Blye, Chief
      Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance